Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Libtayo® (cemiplimab) approved for advanced cutaneous squamous cell carcinoma in the European Union

*

Libtayo is the only treatment approved in the EU for adult patients with metastatic or locally advanced cutaneous squamous cell carcinoma who are not candidates for curative surgery or curative radiation

*	CSCC is one of the most common skin cancers worldwide and is especially difficult to treat in advanced stagesi-v

*	National Institute for Health and Care Excellence (NICE) recommends Libtayo for use within the National Health Service (NHS) in England

PARIS and TARRYTOWN, NY – July 3, 2019 - The European Commission (EC) has granted conditional marketing authorization for Libtayo® (cemiplimab) for the treatment of adults with metastatic or locally advanced cutaneous squamous cell carcinoma (CSCC) who are not candidates for curative surgery or curative radiation.

Libtayo is a fully-human monoclonal antibody targeting the immune checkpoint receptor PD-1 (programmed cell death protein-1) and is the only treatment approved in advanced CSCC in the European Union (EU).

“With no other medical treatments approved for advanced CSCC in the EU, Libtayo represents an important new option for patients affected with this advanced skin cancer who cannot be cured by surgery or radiation,” said Axel Hauschild, M.D., Ph.D., an investigator in the pivotal CSCC clinical program and Professor and Head of the Interdisciplinary Skin Cancer Center at the University Hospital Schleswig-Holstein in Kiel, Germany. “Results from the Libtayo pivotal trial are very encouraging and demonstrated substantial and durable responses following Libtayo treatment, including in the elderly and regardless of PD-L1 expression levels.”

Updated data from the registrational EMPOWER-CSCC-1 trial were recently shared at the 2019 American Society of Clinical Oncology Annual Meeting.

CSCC is one of the most commonly diagnosed skin cancers worldwide, and its incidence is estimated to be substantially increasing in some European countries.vi Although the vast majority of patients with CSCC have a good prognosis when discovered early, the cancer can be especially difficult to treat when it progresses to advanced stages.i-v

Advanced CSCC includes both patients with locally advanced disease (where the cancer cannot be cured by surgery and/or radiation) and patients with metastatic disease (when the cancer spreads to other parts of the body). Based upon historical data, patients with advanced CSCC have a life expectancy of approximately one year.vii-x

The EC approval is based on data from the pivotal, open-label, multi-center, non-randomized Phase 2 trial known as EMPOWER-CSCC-1 (Study 1540) and supported by two advanced CSCC expansion cohorts from a multi-center, open-label, non-randomized Phase 1 trial (Study 1423). These trials provide the largest prospective clinical data set evaluating a systemic therapy in patients with advanced CSCC to date.

The recommended dose of Libtayo is 350 mg every 3 weeks administered by intravenous infusion over 30 minutes. Treatment may be continued until disease progression or unacceptable toxicity.

The conditional approval recognizes the extreme unmet need in advanced CSCC. As part of the conditional approval, Sanofi and Regeneron will add a new patient group to EMPOWER-CSCC-1 to further support the benefit-risk profile of Libtayo, and report the results to the European Medicines Agency (EMA). As is standard practice for conditional approvals, the EMA reviews new information at least every year and updates product labeling as necessary.

Additionally, today’s approval follows yesterday’s announcement that the National Institute for Health and Care Excellence (NICE) published a positive Final Appraisal Determination (FAD) recommending Libtayo for use within the National Health Service (NHS) Cancer Drugs Fund in England as an option for treating locally advanced or metastatic cutaneous squamous cell carcinoma in adults when curative surgery or radiotherapy is not appropriate.

Libtayo is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Libtayo

In addition to the EU, Libtayo is also approved in the U.S., Canada and Brazil for adult patients with metastatic CSCC or locally advanced CSCC who are not candidates for curative surgery or curative radiation. In the U.S., the generic name for Libtayo is cemiplimab-rwlc, with rwlc as the suffix designated in accordance with Nonproprietary Naming of Biological Products Guidance for Industry issued by the U.S. Food and Drug Administration.

Beyond the ongoing EMPOWER-CSCC-1 trial, Libtayo is also being investigated in adjuvant and neoadjuvant trials in CSCC and in potential registrational trials in non-small cell lung cancer, basal cell carcinoma and cervical cancer. Additional studies include trials in squamous cell carcinoma of the head and neck, melanoma, colorectal cancer, prostate cancer, multiple myeloma, Hodgkin’s lymphoma and non-Hodgkin’s lymphoma. These trials are designed to investigate Libtayo as monotherapy; in combination with conventional treatments like chemotherapy; or in combination with other investigational agents, including vaccines, oncolytic viruses and bispecific antibodies, among others. These potential uses are investigational, and their safety and efficacy have not been evaluated by any regulatory authority.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neuromuscular diseases, infectious diseases and rare diseases.Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Regeneron Media Relations Contact Daren Kwok Tel.: +1 (914) 847-1328 Daren.Kwok@regeneron.com	Sanofi Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Regeneron Investor Relations Contact Justin Holko Tel: +1 (914) 847-7786 Justin.Holko@regeneron.com

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These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Libtayo® (cemiplimab) Injection for the treatment of adults with metastatic or locally advanced cutaneous squamous cell carcinoma who are not candidates for curative surgery or curative radiation and other potential indications; whether any product labelling or other changes may be required by the European Medicines Agency in the future in connection with the conditional approval for Libtayo discussed in this press release; the likelihood and timing of achieving any of Regeneron’s anticipated clinical development milestones; unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates (such as Libtayo) in clinical trials; the likelihood and timing of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products, including without limitation any possible regulatory approval of Libtayo (as a monotherapy or in combination with conventional treatments or other investigational agents, as applicable) for the treatment of non-small cell lung cancer, basal cell carcinoma, cervical cancer, squamous cell carcinoma of the head and neck, melanoma, colorectal cancer, prostate cancer, multiple myeloma, Hodgkin’s lymphoma, non-Hodgkin’s lymphoma, and other potential indications; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in other studies and lead to therapeutic applications; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Libtayo), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s products and product candidates; the availability and extent of reimbursement of the Company’s products (such as Libtayo) from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. 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[i]

Burton KA, Ashack KA, Khachemoune A. Cutaneous squamous cell carcinoma: a review of high-risk and metastatic disease [published online June 29, 2016]. Am J Clin Dermatol. 2016;17(5):491-508. doi:10.1007/s40257-016-0207-3

ii	Brunner M, Veness MJ, Ch’ng S, Elliott M, Clark JR. Distant metastases from cutaneous squamous cell carcinoma—analysis of AJCC stage IV. Head Neck. 2013;35(1):72-75.

iii

Califano JA, Lydiatt WM, Nehal KS, et al. Cutaneous squamous cell carcinoma of the head and neck. In: Amin MB, Edge SB, Greene FL, et al, eds. AJCC Cancer Staging Manual. 8th ed. Springer; 2017:171-181.

iv	Skin cancer treatment (PDQ®). National Cancer Institute website. https://www.cancer.gov/types/skin/hp/skin-treatment-pdq. Updated February 1, 2018. Accessed February 13, 2018.
v	Jennings L, Schmults CD. Management of high-risk cutaneous squamous cell carcinoma. J Clin Aesthet Dermatol. 2010;3(4):39-48.
vi

Stratigos, Alexander et al. Diagnosis and treatment of invasive squamous cell carcinoma of the skin: European consensus-based interdisciplinary guideline. European Journal of Cancer, Vol 51(14);14, 1989-2007

vii	Jarkowski, A. (2014). Systemic Therapy in Advanced Cutaneous Squamous Cell Carcinoma (CSCC). American Journal of Clinical Oncology, 00(00), 1-4.
viii	Foote, M.C. (2014). Phase II study of single-agent panitumumab in patients with incurable cutaneous squamous cell carcinoma. Annals of Oncology, 25, 2047–2052.
ix	Maubec, E. (2001). Phase II Study of Cetuximab As First-Line Single-Drug Therapy in Patients With Unresectable Squamous Cell Carcinoma of the Skin. J Clin Oncol, 29 (25), 3419-3426.
x	Cowey CL, et al. Treatment patterns and outcomes among patients with advanced cutaneous squamous cell carcinoma (CSCC) in a US community oncology setting. J Clin Oncol 37, 2019 (suppl; abstr e21033).